                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)


                              COSTILLA ENERGY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                    22161G103
                                 (CUSIP Number)

                                CADELL S. LIEDTKE
                                MICHAEL J. GRELLA
                               HENRY G. MUSSELMAN
                          400 WEST ILLINOIS, SUITE 1000
                              MIDLAND, TEXAS 79701
                                 (915) 682-3092
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                OCTOBER 23, 1998
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement_____. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 22161G103                                           PAGE 2 OF 12 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cadell S. Liedtke
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES            2,716,060
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING           60,000
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                     2,716,060
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                     60,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,776,060
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       28.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 22161G103                                           PAGE 3 OF 12 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mitchell J. Grella
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES            1,683,710
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING           100,100
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                     1,683,710
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                     100,100
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,783,810
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 22161G103                                           PAGE 4 OF 12 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Henry G. Musselman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES            620,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING           22,650
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                     620,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                     22,650
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         642,650
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed by Cadell S. Liedtke ("Liedtke"), Michael J. Grella ("Grella") and Henry G. Musselman ("Musselman") (collectively, the "Reporting Persons") to reflect a change in the beneficial ownership of each of the Reporting Persons of the Common Stock, $0.10 par value (the "Common Stock"), of Costilla Energy, Inc. (the "Company") from such beneficial ownership reflected in the Schedule 13D filed by the Reporting Persons on October 18, 1996, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 15, 1996 (collectively, the "Original 13D").

         Only those items of Schedule 13D, or portions thereof, being amended are included in this Amendment. Except as expressly amended and modified by this Amendment, the Original 13D remains unchanged and in full force and effect.

ITEM 2.  IDENTITY AND BACKGROUND

         The Reporting Persons now hold the following positions with the
Company: Liedtke is a director and Chairman of the Board; Grella is a director and President and Chief Executive Officer; and Musselman is a director and Executive Vice President and Chief Operating Officer.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Through October 23, 1998, the Reporting Persons have acquired beneficial ownership of shares of Common Stock as described below.

         Liedtke has acquired beneficial ownership of a total of 473,500 shares of Common Stock since the filing of the Original 13D, all of which has been acquired in purchases on the public market within sixty (60) days of the date of this Amendment (see Item 5(c) hereof), for a total purchase price of approximately $2.8 million, including purchases of 75,000 shares on October 22, 1998 and 312,000 shares on October 23, 1998 which resulted in increases of his percentage beneficial ownership of more than one percent (1%). Grella, directly or indirectly through the Grella Family Charitable Foundation (the "Grella Foundation"), has acquired beneficial ownership of a total of 433,450 shares of Common Stock since the filing of the Original 13D through purchases on the public market throughout that period for a total purchase price of approximately $5.4 million which resulted in increases of his percentage beneficial ownership of more than one percent (1%) in each of March 1997, October 1997 and August 1998, including purchases during the past sixty (60) days which are more fully described under Item 5(c) hereof. Musselman, directly or indirectly through his spouse as custodian for their children under the Texas Uniform Transfers to Minors Act (the "Musselman Children"), has acquired beneficial ownership of a total of 31,650 shares of Common Stock since the filing of the Original 13D in purchases on the public market for a total purchase price of approximately $300,000, three of which have occurred within the past sixty (60) days and are more fully described under Item 5(c) hereof. The changes in beneficial ownership resulting from these purchases have been (or, in the case of October 1998 transactions, will be) reported by each Reporting Person in the month following any such change by the filing of a Form 4 under Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

         Each of the Reporting Persons and the Grella Foundation financed all of the above described purchases of shares of Common Stock (other than approximately $75,000 of Grella's purchases and $20,000 of Musselman's purchases which were paid with personal funds) under brokerage account arrangements that each Reporting Person and the Grella Foundation has with Prudential Securities Incorporated ("Prudential") pursuant to a Command Account Margin Agreement (the "Account Agreement"). The Marion and Cadell S. Liedtke Family Charitable Foundation (the "Liedtke Foundation") and the Musselman Family Charitable Foundation (the "Musselman Foundation", and collectively with the Liedtke Foundation and Grella Foundation, the "Foundations"), through which Liedtke and Musselman beneficially own shares previously acquired by them and donated to their respective Foundations, have also entered into Account Agreements with Prudential. The form of Account Agreement entered into between Prudential and each of the Reporting Persons and each of the Foundations is substantially similar in all material respects (other than the name of the accountholder, the date of execution, and other details), and a copy of the form of the Account Agreement is attached hereto as Exhibit 7.1 and incorporated herein by reference for a description of the terms of the financing arrangements pursuant to which each of the Reporting Persons and the Grella Foundation has borrowed funds for the purchases of Common Stock described above. To further secure borrowings under the Account Agreement of each of the Reporting Persons, each Reporting Person has entered into a Pledge Agreement with Prudential whereby the Reporting Person has pledged certain of the shares of Common Stock originally acquired by each such Reporting Person as described in the Original 13D. The Pledge Agreements entered into by the Reporting Persons are substantially similar in all material respects (other than the name of the pledgor, the date of execution, the number of shares pledged and other details), and a copy of the form of Pledge Agreement is attached hereto as Exhibit 7.8 and incorporated herein by reference for description of the terms of the pledge of shares of Common Stock by each Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

         Prior to acquisitions described herein, the Reporting Persons already owned in excess of 40% of the outstanding shares of Common Stock. The purpose of these acquisitions was for the personal investment of each Reporting Person.

         The Reporting Persons may be granted shares of Common Stock and options to acquire additional shares of Common Stock through certain stock option and compensation plans which have been adopted by the Issuer, copies of which are attached as Exhibits 7.2 and 7.3 to the Original 13D. No such shares or options have been granted at this time.

         From time to time in the future, each of the Reporting Persons, and their respective affiliates, may acquire, by purchase or otherwise, shares of Common Stock. While no details of any such purchases (such as the number of shares to be purchased, price to be paid, or timing of purchases) have been established, such purchases may be financed pursuant to the brokerage account arrangements described in Item 4.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) As of October 23, 1998, the number of shares of Common Stock, and the percentage of the total issued and outstanding Common Stock (9,610,615 shares) beneficially owned by each of the Reporting Persons is as follows:
Liedtke, 2,776,060 (28.9%); Grella, 1,783,810 (18.6%); and Musselman, 642,650
(6.7%). Collectively, the Reporting Persons beneficially own 5,202,520 shares of Common Stock, constituting 54.1% of the outstanding Common Stock as of October 23, 1998. The increases in percentage ownership of the Reporting Persons are attributable to the combined effect of the acquisition of shares of Common Stock by the Reporting Persons described in this Amendment and the Company's repurchase of a total of approximately 1,000,000 shares of Common Stock through stock repurchase programs in both 1997 and 1998 which resulted in a decrease in the number of shares of Common Stock outstanding.

         (b) Each of the Reporting Persons has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock attributed to each such Reporting Person in paragraph (1) of this Item 5, except for (i) 1,650 shares held by the Musselman Children with respect to which Musselman shares voting and dispositive power, and (ii) shares held by the Reporting Person's respective Foundations, as follows: Liedtke Foundation, 60,000 shares; Grella Foundation, 100,100 shares; and Musselman Foundation, 21,000 shares. Each Reporting Person is a director of his respective Foundation and shares voting and dispositive power over the shares of Common Stock owned by the Foundation with the other directors of the Foundation.

         (c) The Reporting Persons have acquired beneficial ownership of shares of Common Stock during the sixty (60) days prior to the date hereof in the following transactions, each of which was a purchase through a broker on the public market:


Name                          Date                          Number of Shares              Price per Share
----                          ----                          ----------------              ---------------
Liedtke                       08/31/98                          1,000                     $6 31/32
Liedtke                       08/31/98                          4,000                     $6 23/32
Liedtke                       08/31/98                          1,000                     $6 27/32
Grella                        09/03/98                            100                     $6 3/4
Liedtke                       09/04/98                          1,000                     $6 9/16
Liedtke                       09/04/98                          1,000                     $6 19/32
Liedtke                       09/04/98                          1,000                     $7 3/32
Grella                        09/04/98                            100                     $7

Grella                 09/16/98        200     $8
Grella                 09/16/98        100     $7 7/8
Grella                 09/18/98        100     $7 1/2
Grella                 09/21/98        100     $7 1/2
Grella                 09/22/98        100     $7 1/2
Grella                 09/23/98        100     $7 1/2
Grella                 09/24/98        100     $7 1/2
Liedtke                09/25/98      2,000     $7 15/32
Liedtke                09/25/98        500     $7 19/32
Grella                 09/25/98        100     $7 1/2
Liedtke                09/28/98      5,000     $7 19/32
Liedtke                09/29/98      5,000     $7 19/32
Liedtke                10/02/98      1,000     $7 15/32
Liedtke                10/02/98      1,200     $7 7/32
Liedtke                10/02/98      2,800     $7 23/32
Liedtke                10/02/98      2,500     $7 19/32
Musselman Children     10/02/98         50     $7 1/8
Musselman Children     10/02/98         50     $7 1/8
Musselman Children     10/02/98         50     $7 1/8
Liedtke                10/05/98      1,500     $7 19/32
Grella Foundation      10/07/98      5,000     $7 15/32
Grella Foundation      10/07/98      5,000     $7 15/32
Grella Foundation      10/08/98      5,000     $7 15/32
Grella Foundation      10/08/98      1,500     $7 15/32
Grella Foundation      10/09/98      1,000     $7 11/32
Grella Foundation      10/09/98      3,000     $7 15/32
Grella Foundation      10/09/98        500     $7 15/32
Grella Foundation      10/12/98        500     $7 15/64
Grella Foundation      10/12/98        500     $7 11/32
Liedtke                10/14/98      2,000     $7 5/64
Liedtke                10/14/98      3,000     $7 5/64
Liedtke                10/14/98      2,000     $6 27/32
Liedtke                10/14/98     10,000     $6 31/32
Liedtke                10/14/98      8,000     $7 3/32
Liedtke                10/14/98      2,000     $7 5/64
Liedtke                10/16/98      1,000     $7 5/64
Liedtke                10/19/98      1,000     $7 1/64
Liedtke                10/19/98      1,000     $7 5/64

Liedtke     10/20/98       1,500     $6 31/32
Liedtke     10/21/98         500     $7 3/32
Liedtke     10/22/98      75,000     $6 1/8
Liedtke     10/22/98       2,500     $6 7/16
Liedtke     10/22/98       1,500     $6 53/64
Liedtke     10/22/98         300     $6 53/64
Liedtke     10/22/98       4,700     $6 61/64
Liedtke     10/22/98       5,000     $6 61/64
Liedtke     10/23/98     312,000     $5 9/16
Liedtke     10/23/98       1,500     $6 15/32
Liedtke     10/23/98       2,500     $6 37/64
Liedtke     10/23/98       2,500     $6 37/64
Liedtke     10/23/98       1,000     $6 21/32
Liedtke     10/23/98       2,500     $6 43/64

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Each of the Reporting Persons and each of the Foundations has entered into an Account Agreement with Prudential covering securities held in the accounts subject to those agreements, including, but not limited to, shares of Common Stock. The form of Account Agreement attached hereto as Exhibit 7.1 is incorporated herein by reference for a description of the terms of the arrangements between Prudential and each of the Reporting Persons and each of the Foundations with respect to the Company's Common Stock. Each of the Reporting Persons has also entered into a Pledge Agreement with Prudential pursuant to which the Reporting Person pledges certain shares of Common Stock owned by the Reporting Person in an account at Prudential. The form of Pledge Agreement attached hereto as Exhibit 7.8 is incorporated herein by reference for a description of the terms of the pledge of such shares of Common Stock by each Reporting Person, including rights of the pledgee to vote and dispose of such shares.

         The organizational documents of each of the Foundations provide that each such Foundation is to receive and administer property which shall be used exclusively for the performance of charitable activities within the meaning of
Section 501(c)(3) of the Internal Revenue Code and Section 11.18(c) of the Texas Tax Code. Copies of the Articles of Incorporation of the Foundations are attached hereto as Exhibit 7.12 and incorporated herein by reference for a description of the restrictions and limitations imposed on each Foundation and its assets. The shares of Common Stock held by each Foundation are subject to the limitations and restrictions placed on property held by the Foundation. Each Reporting Person is a director of the respective Foundation bearing his name.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

      *7.1 Form of Command Account Margin Agreement with Prudential Securities
           Incorporated.

     **7.2 Command Account Margin Agreements between Cadell S. Liedtke and
           Prudential Securities Incorporated dated November 6, 1996 and April
           10, 1997 (substantially similar in all material respects to Exhibit
           7.1 other than the name of the accountholder and the date of the Agreement).

     **7.3 Command Account Margin Agreements between Michael J. Grella and
           Prudential Securities Incorporated dated September 26, 1996 and April
           10, 1997 (substantially similar in all material respects to Exhibit
           7.1 other than the name of the accountholder and the date of the Agreement).

     **7.4 Command Account Margin Agreements between Henry G. Musselman and
           Prudential Securities Incorporated dated October 8, 1996 and April
           10, 1997 (substantially similar in all material respects to Exhibit
           7.1 other than the name of the accountholder and the date of the Agreement).

     **7.5 Command Account Margin Agreement between Marion and Cadell S. Liedtke
           Family Charitable Foundation and Prudential Securities Incorporated dated August 13, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

     **7.6 Command Account Margin Agreement between Grella Family Charitable
           Foundation and Prudential Securities Incorporated dated August 13,
           1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

     **7.7 Command Account Margin Agreement between Musselman Family Charitable
           Foundation and Prudential Securities Incorporated dated July 1, 1997
           (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

      *7.8 Form of Pledge Agreement between each Reporting Person and Prudential
           Securities Incorporated.

     **7.9 Pledge Agreement between Cadell S. Liedtke and Prudential Securities
           Incorporated dated March 24, 1998, pledging 2,227,560 shares of
           Common Stock

          (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

   **7.10 Pledge Agreement between Michael J. Grella and Prudential Securities
          Incorporated dated April 7, 1998, pledging 1,671,060 shares of Common
          Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

   **7.11 Pledge Agreement between Henry G. Musselman and Prudential
          Securities Incorporated dated March 23, 1998, pledging 530,000 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

    *7.12 Articles of Incorporation of each of the Marion and Cadell S. Liedtke
          Family Charitable Foundation, the Grella Family Charitable Foundation and the Musselman Family Charitable Foundation.

  ***7.13 Joint Filing Agreement dated October 15, 1996 by and among Cadell
          S. Liedtke, Michael J. Grella and Henry G. Musselman (filed as Exhibit
          7.4 to the Original 13D).

--------------------------------
  * Filed herewith
 ** Not filed
*** Previously filed as indicated

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


October 23, 1998                          /s/ CADELL S. LIEDTKE
----------------                          --------------------------------
      Date                                Cadell S. Liedtke



October 23, 1998                          /s/ MICHAEL J. GRELLA
----------------                          --------------------------------
      Date                                Michael J. Grella


October 23, 1998                          /s/ HENRY G. MUSSELMAN
----------------                          --------------------------------
      Date                                Henry G. Musselman

                                  EXHIBIT INDEX

   *7.1       Form of Command Account Margin Agreement with Prudential Securities
              Incorporated.

  **7.2       Command Account Margin Agreements between Cadell S. Liedtke and
              Prudential Securities Incorporated dated November 6, 1996 and
              April 10, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

  **7.3       Command Account Margin Agreements between Michael J. Grella and
              Prudential Securities Incorporated dated September 26, 1996 and
              April 10, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

  **7.4       Command Account Margin Agreements between Henry G. Musselman and
              Prudential Securities Incorporated dated October 8, 1996 and April
              10, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

  **7.5       Command Account Margin Agreement between Marion and Cadell S.
              Liedtke Family Charitable Foundation and Prudential Securities
              Incorporated dated August 13, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

  **7.6       Command Account Margin Agreement between Grella Family Charitable
              Foundation and Prudential Securities Incorporated dated August 13,
              1997 (substantially similar in all material respects to Exhibit
              7.1 other than the name of the accountholder and the date of the Agreement).

  **7.7       Command Account Margin Agreement between Musselman Family
              Charitable Foundation and Prudential Securities Incorporated dated
              July 1, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

   *7.8       Form of Pledge Agreement between each Reporting Person and Prudential
              Securities Incorporated.

  **7.9       Pledge Agreement between Cadell S. Liedtke and Prudential
              Securities Incorporated dated March 24, 1998, pledging 2,227,560 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

  **7.10      Pledge Agreement between Michael J. Grella and Prudential
              Securities Incorporated dated April 7, 1998, pledging 1,671,060 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

  **7.11      Pledge Agreement between Henry G. Musselman and Prudential
              Securities Incorporated dated March 23, 1998, pledging 530,000 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

   *7.12      Articles of Incorporation of each of the Marion and Cadell S.
              Liedtke Family Charitable Foundation, the Grella Family
              Charitable Foundation and the Musselman Family Charitable
              Foundation.

 ***7.13      Joint Filing Agreement dated October 15, 1996 by and among
              Cadell S. Liedtke, Michael J. Grella and Henry G. Musselman
              (filed as Exhibit 7.4 to the Original 13D).

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  * Filed herewith
 ** Not filed
*** Previously filed as indicated